FEDERAL HOME LOAN BANK OF BOSTON

111 Huntington Avenue

24th Floor

Boston, MA 02199 -7614

(617) 292-9600

August 25, 2005

Mr. Christian Windsor, Special Counsel

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Registration Statement on Form 10 (File No. 000-51402) filed with the Securities and Exchange Commission on June 30, 2005

Ladies and Gentlemen:

We hereby respectfully request that (i) the above-referenced Registration Statement be withdrawn as we analyze whether our accounting for certain transactions complies with all of the requirements of Statement of Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), and (ii) the Commission approve an order granting the withdrawal as of the date hereof.

If you have any questions or comments in connection with this request, please feel free to contact me or our Controller, Brian Donahue.

Very truly yours,

/s/ Frank Nitkiewicz

Frank Nitkiewicz
Senior Vice President, Chief Financial Officer and Treasurer